Exhibit 99.1

GasLog Ltd. and GasLog Partners’ 2016 Investor Presentation

Monaco, June 20, 2016, GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) and GasLog Partners LP (“GasLog Partners”) (NYSE: GLOP) are holding an investor presentation in New York today at 16:00 EDT. Senior management from GasLog and GasLog Partners will present an update on the LNG and LNG shipping market outlook, the strong company fundamentals and our differentiated growth strategy. The presentation will be followed by a question and answer session and cocktail reception.

The highlights of today’s presentation are as follows:

•	GasLog continues to adapt to changing LNG and LNG shipping markets to execute on its strategy

•	GasLog has actively managed its balance sheet to protect shareholder value during this cyclical downturn in the short term LNG shipping market and to position the company for future growth opportunities as the markets rebound

o	This is demonstrated by the $1.05 billion “Legacy Facility Re-financing” announced separately today and the $90 million Norwegian bond issue announced last week

•	GasLog continues to make positive progress with its floating storage re-gasification unit (“FSRU”) strategy and is in discussion on a number of potential FSRU opportunities

•	GasLog Ltd. reaffirms its ongoing support of GasLog Partners as its preferred funding vehicle

•	GasLog Partners continues to target a 10-15% CAGR of LP distribution per unit from IPO for the next several years

Event Details:

Date:	June 20, 2016
Venue:	Pierre Hotel
Address:	2 East 61st Street
New York, NY 10065
Registration:	15:45 EDT
Start time:	16:00 EDT
Reception:	17:30 EDT onwards

The presentation will be webcast live on the websites of GasLog Ltd. (www.gaslogltd.com) and GasLog Partners (www.gaslogmlp.com). A replay will be available on both websites following the presentation.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 18 LNG carriers (including 11 ships in operation and seven LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com

Forward Looking Statements

All statements in this presentation that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog Ltd. or GasLog Partners expects, projects, believes or anticipates will or may occur in the future, particularly in relation to GasLog Ltd. or GasLog Partners’ operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in GasLog Ltd. or GasLog Partners’ business and the markets in which it operates. The GasLog and GasLog Partners cautions that these forward-looking statements represent estimates and assumptions only as of the date of this report, about factors that are beyond its ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ for GasLog Ltd. and GasLog Partners include, but are not limited to, the following:

▪	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

▪	our ability to enter into time charters with new and existing customers;

▪	changes in the ownership of our charterers;

▪	our customers’ performance of their obligations under our time charters and other contracts;

▪	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

▪	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

▪	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

▪	number of off-hire days, drydocking requirements and insurance costs;

▪	fluctuations in currencies and interest rates;

▪	our ability to maintain long-term relationships with major energy companies;

▪	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

▪	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

▪	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

▪	risks inherent in ship operation, including the discharge of pollutants;

▪	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

▪	potential liability from future litigation;

▪	our business strategy and other plans and objectives for future operations;

▪	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach

Additional factors that might cause future results and outcomes to differ for GasLog Ltd. include, but are not limited to, the following:

▪	continued low prices for crude oil and petroleum products;

▪	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

▪	availability of skilled labor, ship crews and management; and

▪	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

Additional factors that might cause future results and outcomes to differ for GasLog Partners include, but are not limited to, the following:

▪	our ability to leverage GasLog Ltd.’s relationships and reputation in the shipping industry;

▪	our ability to purchase vessels from GasLog Ltd. in the future;

▪	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog Ltd. of the revolving credit facility with GasLog Ltd. entered into upon consummation of the IPO and our ability to meet our restrictive covenants and other obligations under our credit facilities;

▪	GasLog Ltd.’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management; and

▪	other risks and uncertainties described in GasLog Partners’ Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.

The GasLog Ltd. and Gaslog Partners undertake no obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information , future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law for GasLog Ltd. and Marshall Islands law for GasLog Partners and such other factors as GasLog Ltd.’s and Gaslog Partners’ boards of directors may deem relevant.